PURE GOLD
MINERALS INC.

05005889

Fax: 1-202-942-9624

To: Securities & Exchange Commission – Washington, D.C.

Attention: Compliance

From: Debra Watkins

Re: Pure Gold News Release

RECEIVED 2005 FEB 22 A 9

STRICTLY CONFIDENTIAL

Please deliver to the addressee immediately

SUPPL

PLEASE FIND ATTACHED LATEST NEWS RELEASE

Re: File No: 82-3520

PROCESSED
FEB 23 2005
THOMSON
FINANCIAL

dlw 2/23

1255 West Pender Street
Vancouver, B.C. Canada V6E 2V1
Phone: 604-687-2038 Fax: 604-687-3141

Q:\Company Files\News Releases\Pure Gold Minerals Inc\PUG-FAX-News Releases.doc

NEWS RELEASE
PURE GOLD MINERALS INC.

1255 West Pender Street, Vancouver, B.C. V6E 2V1
Tel.: (604) 687-2038 / Fax.: (604) 687-3141

February 11, 2005 TSX Symbol:PUG

Colville Lake Program Confirms Kimberlite Potential

Donald R. Sheldon, President of Pure Gold Minerals Inc. ("Pure Gold" or the "Company"), is pleased to announce that the 2004 exploration program on the 6 million acre Colville Lake Property Northwest Territories has been completed and that the results from the program have served to confirm the potential for the discovery of kimberlite. The 2004 program consisted predominantly of till sampling and a 29,000 kilometer airborne magnetic survey. The till sampling program was completed in the fall and the airborne magnetic survey was completed in late November.

A total of 329 till samples was collected along wide spaced regional lines that were located to evaluate the possible source of the kimberlite indicator mineral anomalies identified by De Beers Canada Inc. ("De Beers") through the 2003 stream sediment survey. The till samples were sent to the De Beers laboratory in Sudbury, Ontario for processing. It was determined before the start of the field program that the De Beers laboratory would have the capacity to quickly process the samples. The concentrate from the samples was shipped to HDM Laboratories, Loveland, Colorado where the Kimberlite Indicator Minerals (KIM) were picked and categorized under the guidance of Malcolm McCallum. KIM have been identified in all areas of the Property that were sampled. The widespread presence of KIM has confirmed the results of the stream sediment survey conducted in 2003 by De Beers.

The airborne magnetic survey was completed by Goldak Airborne Surveys and the results are now being processed and interpreted for possible kimberlite targets. To date, a number of magnetic anomalies have been identified on both the main or south block and the north block. Once the final results of both the KIM sampling and the airborne magnetic survey are available the Company will finalize exploration plans for 2005. Preliminary results have identified areas of interest throughout the Permit area that will be evaluated in detail in 2005. At this time the Company intends to conduct further airborne magnetic surveys over the west section of the Main Block and follow-up till sampling for KIM throughout the permit area. Till sampling in 2005 will follow-up on significant results from the 2004 KIM sampling and targets defined by the 2004 airborne survey. The Company continues to work with independent consultants Raymond Davies and Malcolm McCallum regarding the interpretation and implementation of exploration on the Colville Lake Property. The Company also wishes to acknowledge the cooperation and support provided by De Beers. The Company is operator of the program and Rick Kemp, P.Geo., Qualified Person as defined by NI 43-101, was responsible for the design and implementation of the 2004 field program. Pure Gold has the option to earn an 85% interest in the Property subject to certain reversionary rights to De Beers.

For further information, please contact:

Donald R. Sheldon – President
(604) 687-2038 or visit our website at www.puregold.ca

PURE GOLD MINERALS INC. T.PUG

Fax:	1-202-942-9624
To:	Securities & Exchange Commission – Washington, D.C.
Attention:	Compliance
From:	Debra Watkins
Re:	Pure Gold News Release

STRICTLY CONFIDENTIAL

Please deliver to the addressee immediately

PLEASE FIND ATTACHED LATEST NEWS RELEASE

Re: File No: 82-3520

1255 West Pender Street
Vancouver, B.C. Canada V6E 2V1
Phone: 604-687-2038 Fax: 604-687-3141

Q:\Company Files\News Releases\Pure Gold Minerals Inc\PUG-FAX-News Releases.doc

NEWS RELEASE
PURE GOLD MINERALS INC.

1255 West Pender Street, Vancouver, B.C. V6E 2V1
Tel.: (604) 687-2038 / Fax.: (604) 687-3141

February 3, 2005 *TSX SYMBOL: PUG*

2005 BUFFALO HILLS PROGRAM

Donald R. Sheldon, President of Pure Gold Minerals Inc. ("Pure Gold" or the "Company") (TSX:PUG) is pleased to announce that the Company and its joint venture partners, EnCana Corporation ("EnCana") and Ashton Mining of Canada Inc. ("Ashton"), have approved the 2005 exploration program on the Buffalo Hills property in north-central Alberta. The $750,000 program includes detailed ground geophysical surveying and drilling of geophysical anomalies previously identified by aerial and ground reconnaissance.

The 2005 program will focus on new targets identified on the Buffalo Hills property. These targets were located through a magnetic and electromagnetic airborne survey undertaken in 2003, followed by ground and airborne gravity surveys conducted in 2004. This combination of survey techniques is enabling the joint venture to identify a new generation of targets with electromagnetic and/or gravity signatures. Unlike 35 of the 38 kimberlites discovered by the joint venture that display strong magnetic signatures, these anomalies are characterized by weak magnetic responses. In the 2005 program, a number of these anomalies will be the subject of ground geophysical surveys. If warranted, the program will include drilling, during the summer field season, of any high priority targets identified as a result.

Pure Gold and Ashton will fund 9.4 and 90.6 percent of costs of the 2005 program respectively. As EnCana has elected not to contribute, its interest in the joint venture will be reduced. As at December 31, 2004, the beneficial interests of the parties were Ashton 45.3 percent, EnCana 45.3 percent, and Pure Gold 9.4 percent.

Ashton is the operator of the exploration programs and Brooke Clements, Professional Geologist and Ashton's Vice President, Exploration, is responsible for their design and conduct, and the verification and quality assurance of analytical results.

For further information, please contact:

Donald R. Sheldon – President
(604) 687-2038 or visit our website at www.puregold.ca